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(VINSON & ELKINS LOGO)

ALLAN D. REISS areiss@velaw.com
TEL 212.237.0018 FAX 917.849.5363


June 9, 2005


Mr. Daniel H. Morris
Attorney Advisor
Division of Corporation Finance
United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

           Re:       Quintana Maritime Limited
                     Registration Statement on Form S-1
                     Filed May 3, 2005
                     File No. 333-124576

Dear Mr. Morris:

         On behalf of Quintana Maritime Limited (the "Registrant"), we have filed through EDGAR Amendment No. 1 ("Amendment No. 1") to the above referenced registration statement (the "Registration Statement").

         In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated June 2, 2005 (the "Comment Letter"), with respect to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the Comment Letter. The Registrant's response to each comment or request is set forth immediately below the text of the applicable comment or request.

         Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.


VINSON & ELKINS LLP ATTORNEYS AT LAW         666 Fifth Avenue, 26th Floor,
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(V&E LOGO)                                                   June 9, 2005 Page 2

FRONT COVER

1. PLEASE PROVIDE ON A SUPPLEMENTAL BASIS THE COVER ART AND ANY GRAPHICS YOU INTEND TO USE IN THIS PROSPECTUS PRIOR TO PRINTING THE RED HERRINGS. YOU SHOULD USE CLEAR GRAPHICS, WHICH CONTAIN CONCISE LANGUAGE. ARTWORK THAT DOES NOT CONVEY THE BUSINESS PURPOSE AND LANGUAGE THAT STRAYS BEYOND A LIMITED SCOPE WILL NOT BE APPROPRIATE INSIDE THE FRONT COVER PLEASE REFER TO SECTION VIII OF THE DIVISION OF CORPORATION FINANCE MARCH 31, 2001 CURRENT ISSUES AND RULEMAKING PROJECTS QUARTERLY UPDATE AVAILABLE AT WWW.SEC.GOV.

         Response: The Registrant will supplementally provide the Staff with copies of all cover art or graphics to be included in the prospectus prior to the printing and distribution of the red herring.

2.       PLEASE DELETE THE REFERENCE TO "JOINT BOOK-RUNNING MANAGER" ON THE
         COVER PAGE.

         Response : The reference to "Joint Book-Running Manager" on the cover page has been deleted.

BACK COVER

3. PLEASE MOVE THE DEALER PROSPECTUS DELIVERY OBLIGATION FROM PAGE I TO THE BACK COVER PAGE. SEE ITEM 502(B) OF REGULATION S-K.

         Response : The dealer prospectus delivery obligation language has been moved from page i to the back cover page.

PROSPECTUS SUMMARY, PAGE 1

4. PLEASE INDICATE IN ONE OF THE OPENING PARAGRAPHS THAT YOU HAD NO REVENUE AND YOUR NET LOSSES FOR THE PERIOD FROM INCEPTION TO MARCH 31, 2005.

         Response : The Registration Statement has been revised as requested. Please see page 1.
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(V&E LOGO)                                                   June 9, 2005 Page 3

OUR FLEET, PAGE 2

5. PLEASE INCLUDE A COLUMN IN YOUR TABLE TO INDICATE WHICH SHIPS ARE NOT YET ACQUIRED, RATHER THAN ONLY BY FOOTNOTE.

         Response: The Registrant has revised the table under the heading "Our Fleet" to include a new column titled "Delivery Dates" and has deleted the footnote. Please see pages 2 and 68.

6. PLEASE REFER TO THE COLUMNS FOR "CHARTER" AND "CHARTER EXPIRATION DATE" PLEASE CONSIDER REVISING THESE COLUMNS TO MAKE IT EASY TO DETERMINE WHICH SHIP THE CHARTER OR CHARTER DATE REFERS TO.

         Response: The Registrant has revised the chart by removing certain unnecessary columns, reordering other columns and reformatting the chart. The Registrant believes these revisions make it easier to determine which ships the charterer or charter date refers to. Please see pages 2 and 68.

7. WE NOTE FOOTNOTE (5). PLEASE SUPPLEMENTALLY TELL US THE SIGNIFICANCE OF THIS DESIGNATION. IS IT UNUSUAL THAT THE CHARTERER'S OBLIGATIONS ARE GUARANTEED BY A THIRD-PARTY?

         Response: The Registrant supplementally advises the staff that the charterer for the Registrant's vessel Fearless I, Deiulemar Compagnia di Navigazione S.p.A., owns a 30% equity interest in Energy Shipping S.p.A., the charterer for the Registrant's vessel King Coal. Deiulemar Compagnia di Navigazione S.p.A. is a significant charterer, both directly and through its investments in other transport ventures. Due to the relationship between Deiulemar and Energy Shipping S.p.A., the Registrant was able to negotiate a guarantee from Deiulemar Compagnia di Navigazione S.p.A. guaranteeing the obligations of Energy Shipping S.p.A. The Registrant does not believe it is unusual for a parent company or significant investor to guarantee the obligations of a charterer. Please note footnote (5) has been renumbered as footnote
         (2).

OUR COMPETITIVE STRENGTH, PAGE 3

8. GIVEN THAT YOUR COMPANY HAS A VERY LIMITED NUMBER OF EMPLOYEES, PLEASE REVISE YOUR DISCLOSURE TO DISCUSS THE BURDEN OF PROVIDING YOUR OWN TECHNICAL
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(V&E LOGO)                                                   June 9, 2005 Page 4

         MANAGEMENT. IN ADDITION, IF YOU BELIEVE THAT YOU GAIN A COMPETITIVE ADVANTAGE BY NOT OUTSOURCING TECHNICAL MANAGEMENT OF VESSELS, PLEASE EXPLAIN WHETHER (AND IF SO, WHY) YOU INTEND TO BEGIN OUTSOURCING IN 2006.

         Response: Since the initial filing of the Registration Statement, the Registrant has hired additional employees and now has a total of 17 employees to conduct the technical management of the Registrant's fleet. With the addition of these employees, the Registrant does not believe that there will be any substantial burden associated with providing for the in-house technical management of its fleet. The Registration Statement has been revised to reflect these facts. Please see pages 10 and 64. As disclosed in the Registration Statement, the Registrant will initially outsource the technical management of five of its vessels and will perform the technical management for three of its vessels. The Registrant expects to perform the technical management of its entire fleet by the end of the first quarter of 2006. The Registrant does not intend to begin outsourcing the technical management of its fleet beginning in 2006.

9. PLEASE REVISE TO DISTINGUISH HERE, AND IN OTHER PLACES IN THE SUMMARY, WHEN YOU ARE TALKING ABOUT YOUR CURRENT OPERATIONS, AND WHEN YOU ARE DISCUSSING OPERATIONS TAKING INTO ACCOUNT YOUR FUTURE ACQUISITIONS OF SHIPS. YOU MAY TALK ABOUT WHAT YOU PLAN TO DO BUT YOU SHOULD PRESENT THAT DISCUSSION IN THE CONTEXT OF YOUR CURRENT SITUATION, TOGETHER WITH A TIMELINE WHICH SETS FORTH THE OBSTACLES AND BENCHMARKS (FINANCIAL AND OTHERWISE) THAT YOU MUST ACHIEVE ALONG THE WAY. SIMILARLY REVISE THE DISCUSSION UNDER BUSINESS, PAGE 58.

         Response: The Registration Statement has been revised as requested to clarify when the disclosure relates to current operations as opposed to future acquisitions. Please see pages 3, 4, 65, 66 and 67.

OUR BUSINESS STRATEGY, PAGE 3

10. THE SUMMARY SHOULD A BALANCED VIEW OF THE COMPANY'S BUSINESS STRATEGY. CURRENTLY, YOUR SUMMARY LISTS YOUR COMPETITIVE STRENGTHS WITHOUT DISCUSSING POTENTIAL PROBLEMS ASSOCIATED WITH YOUR STRATEGY THAT COULD AFFECT YOUR FUTURE SUCCESS. BECAUSE YOU ARE IN THE EARLY STAGES OF YOUR DEVELOPMENT, IT APPEARS APPROPRIATE THAT YOU ALSO DISCUSS HERE THE MOST SIGNIFICANT RISKS ASSOCIATED WITH THE OFFERING.
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(V&E LOGO)                                                   June 9, 2005 Page 5

         Response: The Registration Statement has been revised to include disclosure which summarizes the most significant risks associated with the offering and the Registrant's business strategy. Please see pages 4 and 67.

SUMMARY CONSOLIDATED FINANCIAL DATA, PAGE 7
SELECTED CONSOLIDATED FINANCIAL DATA PAGE 28

11. PLEASE REVISE YOUR DISCLOSURES TO INCLUDE THE COMPANY'S BASIC AND DILUTED EARNINGS PER SHARE. REFER TO THE GUIDANCE OUTLINED IN INSTRUCTION 2 TO ITEM 301 OF REGULATION S-K.

         Response : The Registration Statement has been revised as requested. Please see pages 8 and 31.

BECAUSE WE ARE A NEW COMPANY .  .  . A MORE SEASONED COMPANY, PAGE 8

12. PLEASE CLARIFY THAT YOUR ENTIRE THREE VESSEL FLEET COMMENCED OPERATIONS IN APRIL AND THAT YOU INTEND TO ADD NEW SHIPS TO YOUR FLEET IN THE FUTURE. REVISE THE REGISTRATION STATEMENT THROUGHOUT, AS NECESSARY.

         Response: The Registration Statement has been revised to reflect that five ships have been delivered to date, with the remaining three vessels to be delivered in the near future. Please see page 9.


WE HAVE NOT YET ADOPTED .  .  . WILL DECLARE DIVIDENDS, PAGE 8

13. YOU STATE THROUGHOUT THE REGISTRATION STATEMENT THAT YOU HAVE NOT ADOPTED A DIVIDEND POLICY. HOWEVER, THIS OFFERING, WHICH CONTEMPLATES THE PAYMENT OF ONE-TIME DIVIDENDS TO YOUR SOLE STOCKHOLDER, WOULD APPEAR TO REFLECT A DIVIDEND POLICY DECISION. PLEASE CLARIFY, IF TRUE, THAT YOU HAVE NOT SET A DIVIDEND POLICY, OTHER THAN YOUR DECISION TO PAY DIVIDENDS IN CONNECTION WITH THIS OFFERING. REVISE THE REGISTRATION STATEMENT THROUGHOUT, AS NECESSARY.

         Response: Since the initial filing of the Registration Statement, the Registrant has adopted a dividend policy and the Registration Statement has been revised to describe such policy. Please see pages 5 and 27.
         The Registrant supplementally advises the
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(V&E LOGO)                                                   June 9, 2005 Page 6

         Staff that the Registrant does not consider the payment of the one-time dividend to its sole stockholder to be a part of its dividend policy, therefore, the Registrant has not included such one-time payment in the "Dividend Policy" section or in any sections discussing the Registrant's dividend policy. The one-time dividend is clearly disclosed under "Use of Proceeds" and elsewhere in the prospectus.

RESTRICTIVE COVENANTS IN OUR TERM LOAN FACILITY . . . RESTRICTIONS ON US, PAGE
10

14. IF THERE ARE RISKS THAT YOU MAY BE UNABLE TO MEET OR MAINTAIN FINANCIAL COVENANTS OR RATIOS, PLEASE DISCLOSE THE RATIOS AND COVENANTS IN THE RISK FACTORS SECTION AND SHOW HOW YOU CURRENTLY SATISFY THE RATIOS OR COVENANTS, SO THAT INVESTORS CAN ASSESS THESE RISKS AS WELL.

         Response: The Registrant has added disclosure explaining that financial ratio tests under the term loan facility are not due to become effective until after the anticipated offering date. Please see page
         11. Since no commitment has been received relating to the proposed revolving credit facility, the Registrant does not know precisely what the relevant financial ratios or covenants will be at this time. The Registrant will update the disclosure if and when such information becomes available.

UNLESS WE SET ASIDE RESERVES .  .  .  CASH FLOWS AND INCOME,  PAGE 11


15. PLEASE INDICATE WHETHER YOU INTEND TO SET ASIDE RESERVES. IF SO, PLEASE INDICATE WHETHER THE AMOUNTS SET ASIDE ARE MATERIAL TO YOUR OPERATIONS.

         Response: The Registrant does not know the amount of reserves, if any, it will set aside in the future, but pursuant to the Registrant's dividend policy, the Registrant expects to pay out only a specified percentage of its available cash so as to retain funds for capital expenditures, working capital and debt service. The Registration Statement has been revised to disclose the Registrant's intention with respect to reserves. Please see page 12.
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(V&E LOGO)                                                   June 9, 2005 Page 7

THE INTERNATIONAL DRYBULK SHIPPING SECTOR IS CYCLICAL . . . RESULTS OF OPERATIONS, PAGE 15

16. REVISE THE TITLE OF THIS RISK FACTOR TO CLARIFY THAT HIRE RATES FOR SHIPS LIKE YOURS ARE AT HISTORICAL HIGHS CURRENTLY. THE RISK IS NOT THAT THERE ARE SIGNIFICANT CHANGES, BUT THAT WE MAY BE AT THE PEAK OF THE CYCLE.

         Response : The Registration Statement has been revised as requested. Please see page 17.

THE MARKET VALUE OF OUR VESSELS...ADVERSELY AFFECT OUR OPERATING RESULTS, PAGE
16

17. PLEASE REVISE TO ADDRESS THE RISK THAT YOU MAY NOT BE ABLE TO DRAW DOWN THE FULL AMOUNT OF YOUR NEW CREDIT FACILITY IF THE MARKET VALUE OF YOUR FLEET DECLINES IN ITS OWN RISK FACTOR, WITH ITS OWN APPROPRIATELY CAPTIONED SUBHEADING. PLEASE MORE FULLY EXPLAIN HOW YOUR CREDIT FACILITY IS LINKED TO VESSEL VALUE (FOR INSTANCE, IS YOUR CREDIT LINE LIMITED TO SOME PERCENTAGE OF YOUR VESSELS' MARKET VALUE).

         Response : The Registration Statement has been revised as requested. Please see page 18.

18. SIMILARLY, IT APPEARS THE RISK THAT DECLINING VESSELS COULD CAUSE YOU TO BREACH SOME OF THE COVENANTS THAT MIGHT BE CONTAINED IN THE AGREEMENTS RELATING TO YOU INDEBTEDNESS SHOULD BE ITS OWN RISK FACTOR. TO THE EXTENT THAT THERE ARE CERTAIN COVENANTS WHICH YOU MUST MAINTAIN, AND YOU MAY BE UNABLE TO MEET THESE COVENANTS, PLEASE DISCLOSE THE COVENANTS AND HOW YOU CURRENTLY SATISFY THESE COVENANTS, SO THAT INVESTORS CAN ASSESS THE RISKS ASSOCIATED WITH CONTINUED COMPLIANCE.

         Response: The Registrant has added a risk factor to address the risk that declining market prices for its vessels could cause the Registrant to breach some of the covenants in its proposed revolving credit facility. Please see page 18. Since no commitment has been received relating to the proposed revolving credit facility, the Registrant does not know precisely what the relevant financial ratios or covenants will be at this time.
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(V&E LOGO)                                                   June 9, 2005 Page 8

IF WE DO NOT IMPLEMENT .  .  .  TIMELY AND RELIABLE MANNER, PAGE 20

19. PLEASE EXPAND THIS DISCUSSION TO ADDRESS HOW THE COMPANY WILL BE ADVERSELY AFFECTED IF YOU ARE "UNABLE TO PROVIDE THE FINANCIAL INFORMATION THAT A PUBLICLY TRADED COMPANY IS REQUIRED TO PROVIDE IN A TIMELY AND RELIABLE FASHION."

         Response : The Registration Statement has been revised as requested. Please see page 22.

USE OF PROCEEDS, PAGE 23

20. PLEASE REVISE THE USE OF PROCEEDS TABLE WHEN YOU FILE THE RED HERRING USING THE MIDDLE OF THE RANGE.

         Response : The Registrant will revise the Use of Proceeds table using the middle of the range once the range is determined.

21. PLEASE DISCLOSE APPROXIMATELY HOW MUCH OF THE PROCEEDS WILL BE USED TO FUND THE PURCHASE PRICE OF ANY REMAINING VESSELS.

         Response : The Registration Statement has been revised as requested. Please see page 26.

22. WE NOTE THE DISCLOSURE ON PAGE 35, FOOTNOTE 1, REGARDING YOUR PLANS TO PAY FOR THE BALANCE OF THE VESSELS THROUGH A COMBINATION OF FINANCINGS AND USE OF PROCEEDS. IT APPEARS TO US THAT SHOULD BE CLARIFIED HERE. REFER TO INSTRUCTION 3 TO ITEM. 504 OF REGULATION S-K.

         Response : The Registration Statement has been revised as requested. Please see page 26.
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(V&E LOGO)                                                   June 9, 2005 Page 9

CAPITALIZATION, PAGE 25

23. WE NOTE FROM THE DISCLOSURES PROVIDED ON PAGE 25 UNDER "CAPITALIZATION" THAT YOUR SOLE SHAREHOLDER WILL MAKE A CONTRIBUTION OF CAPITAL PRIOR TO THE OFFERING. WE ALSO NOTE THAT YOU PLAN TO USE A PORTION OF THE OFFERING PROCEEDS TO PAY A DIVIDEND TO YOUR SOLE SHAREHOLDER IMMEDIATELY PRIOR TO THE OFFERING. PLEASE REVISE TO INCLUDE A PRO FORMA BALANCE SHEET ALONGSIDE THE COMPANY'S HISTORICAL BALANCE SHEET GIVING EFFECT TO THESE CHANGES IN CAPITALIZATION THAT ARE EXPECTED TO OCCUR IN CONNECTION WITH YOUR PLANNED OFFERING. THIS PRO FORMA BALANCE SHEET SHOULD GIVE EFFECT TO THE CAPITAL CONTRIBUTION AND THE SUBSEQUENT DIVIDEND PAYMENT BUT NOT TO THE RELATED OFFERING PROCEEDS THAT WILL BE REQUIRED TO FUND THE DIVIDEND. ADDITIONALLY, YOUR STATEMENT OF OPERATIONS SHOULD BE REVISED TO DISCLOSE PRO FORMA EARNINGS PER SHARE GIVING EFFECT TO THE NUMBER OF SHARES TO BE ISSUED IN THE OFFERING WHOSE PROCEEDS WOULD BE REQUIRED TO FUND THE DIVIDEND. REFER TO THE GUIDANCE OUTLINED IN SAB TOPIC 1:B:3.

         Response: The Registration Statement has been revised in response to the comment by providing the pro forma balance sheet and pro forma earnings (loss) per share data as requested. Please see pages F-3 and F-4. Please note that as the Registrant incurred a net loss for the period ended March 31, 2005, pro forma loss per share will be lower than the historical loss per share (i.e., giving effect to the number of shares to be issued in the offering whose proceeds will be required to fund the dividend will be anti-dilutive).


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 29

24. WE NOTE THAT THE MD&A SECTION OF YOUR DOCUMENT DOES NOT DISCUSS THE COMPANY'S RESULTS OF OPERATIONS. PLEASE REVISE YOUR DISCLOSURES TO DISCUSS THE NATURE AND AMOUNTS OF GENERAL AND ADMINISTRATIVE EXPENSE THAT YOUR COMPANY HAS INCURRED SINCE IT COMMENCED OPERATIONS.
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(V&E LOGO)                                                  June 9, 2005 Page 10

         Response : The Registration Statement has been revised as requested. Please see page 34.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 32

25. YOU STATE THAT YOU INTEND TO ENTER INTO A REVOLVING CREDIT FACILITY ON OR ABOUT THE CLOSING DATE OF THIS OFFERING FOR PURPOSES OF FUNDING YOUR FUTURE ACQUISITIONS OF VESSELS. YOU ALSO STATE THAT YOU HAVE NOT YET ENTERED INTO A COMMITMENT LETTER FROM A PROSPECTIVE LENDER, AND YOU ARE UNABLE TO ASSURE THAT YOU WILL BE ABLE TO OBTAIN A REVOLVING CREDIT FACILITY, OR DO SO ON FAVORABLE TERMS. AS THE "BUSINESS" AND "RISKS FACTORS" SECTIONS OF YOUR DOCUMENT INDICATE THAT YOUR GROWTH STRATEGY INVOLVES INCREASING YOUR PRESENCE IN THE BULK CARRIER MARKET THROUGH THE STRATEGIC ACQUISITION OF VESSELS, PLEASE TELL US AND EXPAND THE DISCLOSURES IN THE LIQUIDITY SECTION OF YOUR DOCUMENT TO DISCUSS (1) THE AMOUNT OF COMMITTED CAPITAL YOU ARE SEEKING THROUGH A REVOLVING CREDIT FACILITY (2) THE POTENTIAL EFFECTS THAT THE INABILITY TO SUCCESSFULLY OBTAIN A REVOLVING CREDIT FACILITY WOULD HAVE ON YOUR BUSINESS, (3) WHETHER YOUR COMPANY IS RELYING UPON THIS REVOLVING CREDIT FACILITY TO SUPPLEMENT ITS TERM LOAN FACILITY IN THE ACQUISITION OF YOUR REMAINING VESSELS THAT ARE CURRENTLY ON ORDER, (4) HOW MUCH ADDITIONAL FINANCING IS REQUIRED FOR THE ACQUISITION OF YOUR VESSELS THAT ARE ALREADY ON ORDER, IF YOU ARE RELYING UPON THIS FACILITY, AND
         (5) YOUR COMPANY'S ALTERNATIVE PLAN FOR OBTAINING THE FINANCING REQUIRED FOR FUTURE VESSEL ACQUISITIONS.

         Response: The Registration Statement has been revised as requested to discuss the matters enumerated in the Staff's comment. Please see page
         39. However, the Registrant has not yet determined the amount of committed capital it is seeking under the revolving credit facility. As this information becomes available the Registrant will include the amount in the disclosure. The Registrant is not relying on the revolving credit facility to supplement its term loan facility in the acquisition of the remaining vessels currently on order and therefore is not in need of additional financing. The potential effects that the inability to successfully obtain a revolving credit facility would have on the Registrant's business and the Registrant's alternative plan for obtaining the financing required for future vessel acquisitions are as described in the added language.

26. WE NOTE PER THE DISCUSSION ON PAGE 15 IN THE RISK FACTORS SECTION OF YOUR DOCUMENT THAT YOUR COMPANY IS MERELY A HOLDING COMPANY AND THAT YOUR SUBSIDIARIES WILL CONDUCT ALL OF YOUR OPERATIONS AND OWN ALL OF YOUR SIGNIFICANT ASSETS. AS YOU STATE
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(V&E LOGO)                                                  June 9, 2005 Page 11

         FURTHER THAT THE ABILITY OF YOUR COMPANY'S SUBSIDIARIES TO MAKE DISTRIBUTIONS TO YOUR COMPANY COULD BE AFFECTED BY A CLAIM OF A THIRD PARTY OR MARSHALL ISLANDS LAW, PLEASE TELL US AND DISCLOSE THE NATURE AND TERMS OF ANY RESTRICTIONS UNDER MARSHALL ISLANDS LAW WHICH WOULD AFFECT THE ABILITY OF YOUR CONSOLIDATED SUBSIDIARIES TO TRANSFER FUNDS TO THE COMPANY BY DIVIDEND OR LOANS. IF ANY SUCH RESTRICTIONS EXIST, ALSO EXPAND YOUR DISCLOSURES IN MD&A AND THE NOTES TO YOUR FINANCIAL STATEMENTS TO STATE HOW THEY WILL AFFECT YOUR COMPANY'S ABILITY TO MEET ITS FINANCIAL OBLIGATIONS, AND HOW YOUR COMPANY PLANS TO ADDRESS SUCH CIRCUMSTANCES. REFER TO THE REQUIREMENTS OF RULE 4-08(E)(3) OF REGULATION S-X.

         Response: The Registrant has been advised that the only restrictions on the dividend of funds from subsidiaries in the Marshall Islands are those limiting dividends other than from surplus or when the Registrant is insolvent or if the payment of the dividend would render the Registrant insolvent, which restrictions are generally consistent with U.S. state corporate statutes such as the Delaware General Corporation Law. The Registrant has added disclosure on pages 5 and 27 with respect to the restrictions on dividends under Marshall Islands law. The Registrant does not believe these standard corporate law dividend limitations warrant further disclosure in the MD&A section.

BUSINESS, PAGE 58

27. PLEASE REVISE THE PROSPECTUS TO DISCUSS YOUR PLAN OF OPERATIONS, INCLUDING A DISCUSSION OF YOUR FINANCIAL NEEDS FOR THE REMAINDER OF THE FISCAL YEAR. REFER TO ITEM 101 OF REGULATION S-K.

         Response : The Registration Statement has been revised as requested. Please see pages 64 and 65.

OUR FLEET, PAGE 62

28. WE NOTE FROM THE REVIEW OF YOUR TABLE, WHICH PRESENTS THE COMPANY'S FLEET AS OF APRIL 30, 2005, THAT ALL OF YOUR VESSELS HAVE BEEN ACQUIRED FROM THE SECOND-HAND MARKET. AS SUCH, IT WOULD APPEAR THAT THESE
         VESSELS WERE INVOLVED IN REVENUE GENERATING ACTIVITIES AT THE TIME THEY WERE ACQUIRED. IN THIS REGARD, PLEASE EXPLAIN HOW YOU HAVE CONSIDERED THE PROVISIONS OF RULE 11-01(D) OF REGULATIONS S-X AND THE FACTORS OUTLINED IN EITF 98-3 IN DETERMINING WHETHER THE VESSELS WHICH YOU HAVE PURCHASED, OR HAVE COMMITMENTS TO PURCHASE, CONSTITUTE A BUSINESS FOR WHICH
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(V&E LOGO)                                                  June 9, 2005 Page 12

         AUDITED FINANCIAL STATEMENTS AND PRO FORMA FINANCIAL INFORMATION SHOULD BE PROVIDED PURSUANT TO RULES 3-05 AND 11-01 OR REGULATION S-X. AS PART OF YOUR RESPONSE, PLEASE ADDRESS WHETHER YOU ACQUIRED THE RIGHTS TO ANY PREVIOUSLY CONTRACTED TIME CHARTERS, IN CONNECTION WITH THE PURCHASE OF ANY OF YOUR VESSELS; AND IF SO, EXPLAIN WHY YOU DO NOT BELIEVE THE ACQUIRED VESSELS AND CONTRACTS CONSTITUTE A BUSINESS.

         Response: Consistent with shipping industry practice, the Registrant treats the acquisition of a vessel (whether acquired with or without a time charter) as the acquisition of an asset rather than a business. The Registrant believes that, under the applicable provisions of Rule 11-01(d) of Regulation S-X under the Securities Act and the factors outlined in EITF 98-3, the acquisition of the Registrant's vessels does not constitute the acquisition of a "business," for which historical or pro forma financial information would be required pursuant to Rules 3-05 and 11-01 of Regulation S-X.

         In general, the Registrant believes that there is little continuity between the acquired vessels' operations prior to and after the acquisition, and therefore disclosure of prior historical financial information is not material to an understanding of future operations. The Registrant has not in any of its acquisitions acquired the rights to any previously contracted time charters. Rather, the Registrant has entered into new charter contracts with its customers that commence following delivery of the vessel to the Registrant. These new charter contracts have different financial terms than the old charter contracts, which were entered into under generally different market conditions by different parties.

         The Registrant takes the following steps before an acquired vessel commences operations, which substantially eliminate any continuity with operations prior to the vessel's acquisition:

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(V&E LOGO)                                                  June 9, 2005 Page 13

         - put in place different commercial management, with a different marketing system and sales force;

         -        put in place different technical management;

         -        arrange for a new crew for the vessel;

         - replace all hired equipment on board, such as gas cylinders and communication equipment;

         - negotiate and enter into new insurance contracts for the vessel through its own insurance brokers;

         - register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

         -        implement a new planned maintenance program for the vessel;
                  and

         - ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

         As a result, the Registrant believes that the lack of continuity between the acquired vessel's operations prior to and after the acquisition makes prior financial information not material. For this reason, consistent with shipping industry practice, the Registrant generally does not obtain from the seller historical operating or financial data for the vessels the Registrant acquires, other than through inspection of the physical condition of the vessels and examinations of classification society records. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating or financial data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. The Registrant does not obtain the historical operating or financial data for the vessels from the sellers because that information is not material to the Registrant's decision to make acquisitions, nor does the Registrant believe it would be helpful to potential investors in the Registrant's common shares in assessing the Registrant's business or profitability.

         The Registrant has also analyzed the factors outlined in EITF 98-3 and determined that the acquisition of the vessels does not constitute an acquisition of a business under generally accepted accounting principles.

29. ASSUMING A SATISFACTORY RESPONSE TO THE ABOVE COMMENT, PLEASE EXPAND YOUR DISCLOSURE IN MD&A TO INDICATE WHY THE VESSELS DO NOT CONSTITUTE A BUSINESS FOR WHICH AUDITED FINANCIAL STATEMENTS AND PRO FORMA FINANCIAL INFORMATION WOULD BE REQUIRED.

         Response : The Registration Statement has been revised as requested. Please see pages 35 and 36.
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(V&E LOGO)                                                  June 9, 2005 Page 14

30. PLEASE REVISE TO CLARIFY IN THE INTRODUCTORY PARAGRAPH TO THE CHART THAT SOME OF THE SHIPS ARE YET TO BE DELIVERED. ALSO, PLEASE INCLUDE A COLUMN TO INDICATE THAT SOME OF THE SHIPS ARE NOT YET DELIVERED, RATHER THAN JUST PROVIDING THIS DISCUSSION IN A FOOTNOTE.

         Response : The Registration Statement has been revised as requested. Please see pages 2 and 68.

31.      PLEASE REVISE YOUR TABLE TO INDICATE WHETHER KING COAL HAS A SISTER
         SHIP.

         Response : The Registration Statement has been revised to disclose that the King Coal does not have a sister ship. Please see page 68.

MANAGEMENT, PAGE 72

32. PLEASE PROVIDE 5-YEAR EMPLOYMENT HISTORIES FOR CORBIN ROBERTSON, JR., CORBIN ROBERTSON III, JOSEPH EDWARDS, AND HANS MENDE. ALSO, PLEASE AFFIRMATIVELY STATE, IF TRUE, THAT EACH DIRECTOR AND EXECUTIVE OFFICER HAS HELD HIS POSITION SINCE THE COMPANY'S FORMATION IN JANUARY 2005.

         Response: The Registrant has revised the biographical information for each director and officer to clarify when such individuals became members of the board of directors or executive officers. Please see pages 78 and 79. The Registrant has revised the biographical information for Corbin Robertson III to include his 5-year employment history. Please see page 79. The Registrant believes the biographical information for Corbin Robertson, Jr., Joseph Edwards, and Hans Mende as currently disclosed contains the 5-year employment history for each such director.

COMPENSATION, PAGE 73

33. PLEASE INCLUDE THE TABULAR DISCLOSURE REQUIRED UNDER ITEM 402 OF REG. S-K OR SUPPLEMENTALLY TELL US WHY YOU DO NOT BELIEVE THIS DISCLOSURE IS NECESSARY.

         Response: The Registrant supplementally advises the staff that the Registrant was formed on January 13, 2005 and that no compensation was paid to the Registrant's executive officers prior to the date of formation. Accordingly, the Registrant does not

(V&E LOGO)                                                  June 9, 2005 Page 15

         believe the tabular disclosure required under Item 402 of Regulation S-K is necessary. The Registrant has revised the disclosure in the Registration Statement to indicate that no compensation was paid to the Registrant's executive officers prior to the date of formation. Please see page 79.

EQUITY INCENTIVE PLAN, PAGE 73

34. WE NOTE THAT YOUR COMPANY INTENDS TO ADOPT AN EQUITY INCENTIVE PLAN, UNDER WHICH OPTIONS TO ACQUIRE THE COMPANY'S COMMON STOCK MAY BE GRANTED TO OFFICERS, EMPLOYEES AND DIRECTORS OF THE COMPANY. IF THE COMPANY PLANS TO GRANT OPTIONS PRIOR TO OR IN CONNECTION WITH ITS PLANNED PUBLIC OFFERING, PLEASE TELL US AND REVISE THE MD&A SECTION TO YOUR DOCUMENT TO DISCUSS THE NUMBER OF OPTIONS TO BE GRANTED, THE EXPECTED TERMS OF THOSE OPTIONS, AND THE AMOUNT OF EXPENSE THAT THE COMPANY EXPECTS TO RECOGNIZE IN CONNECTION WITH THE OPTION GRANTS. YOUR RESPONSE AND YOUR REVISED DISCLOSURE SHOULD ALSO EXPLAIN HOW ANY EXPENSE TO BE RECOGNIZED WILL BE DETERMINED

         Response: The Registrant has not yet determined the number of options to be granted, if any, the expected terms of those options, or the amount of expense that the Registrant expects to recognize in connection with the option grants. The Registrant will update the disclosure with respect to these items as the information becomes available.

PRINCIPAL SHAREHOLDERS, PAGE 74

35. IN YOUR NEXT AMENDMENT, PLEASE PROVIDE A COMPLETED TABLE OF BENEFICIAL OWNERSHIP FOR SHARES BENEFICIALLY OWNED PRIOR TO THE OFFERING OR ADVISE.

         Response: The Registrant has revised the table of beneficial ownership to disclose the ownership percentage of shares beneficially owned prior to the offering as requested. Please see pages 82 and 83. The number of shares to be issued in connection with this offering has not yet been determined and as such the Registrant is unable to complete the table at this time. The Registrant will add such information when a pricing range, stock split and offering size have been determined.

(V&E LOGO)                                                  June 9, 2005 Page 16

RELATED PARTY TRANSACTIONS, PAGE 76

36. PLEASE DISCLOSE WHAT PROTECTIONS YOU HAVE IN PLACE TO ASSURE MINORITY SHAREHOLDERS THAT THEIR INTERESTS WILL BE PROTECTED FROM AFFILIATED TRANSACTIONS IN THE FUTURE.

         Response : The Registration Statement has been revised as requested. Please see page 84.

TAX CONSIDERATIONS, PAGE 86

37. REPLACE THE LANGUAGE STATING INVESTORS "SHOULD CONSULT" WITH THEIR OWN TAX ADVISORS WITH LANGUAGE SUGGESTING OR ENCOURAGING THEM TO DO SO.

         Response : The Registration Statement has been revised as requested. Please see page 94.

UNDERWRITING, PAGE 94

38. WE NOTE YOUR DISCLOSURE ON PAGE 96 REGARDING ELECTRONIC OFFERINGS. IF ANY MEMBER OF THE UNDERWRITING SYNDICATE WILL ENGAGE IN ANY ELECTRONIC OFFER, SALE OR DISTRIBUTION OF THE SHARES PLEASE ADVISE US OF THAT AND SUPPLEMENTALLY CONFIRM THAT THEIR PROCEDURES HAVE BEEN CLEARED WITH US. ANY ELECTRONIC OFFER, SALE OF DISTRIBUTION SHOULD BE REFLECTED IN THIS SECTION. IF YOU BECOME AWARE OF ANY MEMBERS OF THE UNDERWRITING SYNDICATE THAT MAY ENGAGE IN ELECTRONIC OFFERS, SALES OR DISTRIBUTIONS AFTER YOU RESPOND TO THIS COMMENT, PROMPTLY SUPPLEMENT YOUR RESPONSE.

         Response: Citigroup Global Markets Inc. ("Citigroup") intends to use the i-Deal Prospectus Delivery System ("i-Deal") as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients for this offering. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup does not intend to distribute the final prospectus or confirmations through i-Deal or by any other electronic means. The final prospectus and related confirmations will be delivered in hard copy through existing processes. In addition, Citigroup may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus. Citigroup currently intends on using i-Deal solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any

(V&E LOGO)                                                  June 9, 2005 Page 17

         preliminary prospectus distributed in connection with any required recirculation, and (iii) any supplement or sticker to a preliminary prospectus. Citigroup does not intend to use i-Deal for distribution of
         (i) any prospectus included in any pre-effective amendment that it not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

         Citigroup's use of the i-Deal system in the manner described above was approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004 and, Citigroup hereby confirms that to date, the i-Deal materials approved by Ms. Wyatt have not substantively changed.

         Morgan Stanley & Co. Incorporated ("Morgan Stanley") does not intend to conduct an electronic distribution of the prospectus.

         It is also possible that an electronic prospectus may be posted online by any member of the underwriting syndicate. Citigroup and Morgan Stanley have advised the Registrant that none of the agreements that either Citigroup or Morgan Stanley has with the other underwriters contractually limits the ability of those underwriters to make an Internet posting. Citigroup and Morgan Stanley have also advised the Registrant that it does not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective.

         Consistent with this procedure, the following language has been included in the "Underwriting" section of the registration statement:
         "A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders."

         The Registrant has been advised by Citigroup and Morgan Stanley, the joint lead managers, that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed

(V&E LOGO)                                                  June 9, 2005 Page 18

         an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, Citigroup and Morgan Stanley know only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, Citigroup and Morgan Stanley do not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the registration statement.

         To address the Staff's concerns, Citigroup and Morgan Stanley will include in a communication to the syndicate the following: "You may not make an online distribution of shares of Quintana Maritime Limited common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission and those procedures have not changed."

         Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by Citigroup and Morgan Stanley that syndicate members will so comply, there would not appear to be a regulatory need to make Citigroup and Morgan Stanley responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

39. IN THAT REGARD, PLEASE TELL US WHETHER YOU OR THE UNDERWRITERS HAVE ANY ARRANGEMENTS WITH A THIRD PARTY TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET. IF SO, IDENTIFY THE PARTY AND THE WEBSITE, DESCRIBE THE MATERIAL TERMS OF YOUR AGREEMENT AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. PROVIDE US ALSO WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR PROSPECTUS THAT HAS APPEARED ON THEIR WEBSITE. IF YOU SUBSEQUENTLY ENTER INTO ANY SUCH ARRANGEMENTS, PROMPTLY SUPPLEMENT YOUR RESPONSE.

         Response: The Registrant supplementally advises the Staff that neither the Registrant nor any of the underwriters have any arrangements with a third-party to host or access

(V&E LOGO)                                                  June 9, 2005 Page 19

         the preliminary prospectus on the Internet, other than (i) as described in the response to Comment 38 regarding Citigroup's use of i-Deal, and
         (ii) in connection with plans to conduct an Internet roadshow through Net Roadshow, Inc. (www.netroadshow.com). While Citigroup and Morgan Stanley have or, prior to the completion of the offering, will have contracted with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the web site. In its agreement with Citigroup, Net Roadshow, Inc. agrees to conduct Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter, received from the Commission on September 8, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows. Citigroup has previously provided to the Staff copies of its agreement with Net Roadshow, Inc. Morgan Stanley can provide the Staff with copies of its agreement with Net Roadshow, Inc. should the Staff wish to receive copies.

40. PLEASE SUPPLEMENTALLY ADVISE US WHETHER OR NOT YOU ARE GOING TO HAVE A DIRECTED SHARE PROGRAM. IF YOU ARE, PLEASE PROVIDE US WITH ALL MATERIALS THAT YOU WILL PROVIDE TO POTENTIAL PURCHASERS OF ANY SHARES IN THE DIRECTED SHARE PROGRAM.

         Response : The Registrant supplementally advises the staff that the Registrant will not have a directed share program.

41. THE FIRST FULL PARAGRAPH ON PAGE 96 GIVES THE IMPRESSION THAT YOU WILL SHARE THE COSTS OF THE TOTAL OFFERING WITH ANOTHER PARTY. HOWEVER, ON PAGE 12 YOU INDICATE THAT THE COSTS OF THE OFFERING WILL BE BORNE SOLELY BY THE COMPANY AND ITS WHOLLY-OWNED SUBSIDIARIES. PLEASE CLARIFY.

         Response: The costs of the offering will be borne by the Registrant and its wholly-owned subsidiaries. No other party will bear any such costs. The Registrant has revised the language in the first full paragraph of page 104 to clarify this point.

(V&E LOGO)                                                  June 9, 2005 Page 20

INDEX TO THE FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF OPERATIONS, PAGE F-4

42. PLEASED DISCLOSE THE WEIGHTED-AVERAGE NUMBER OF OUTSTANDING COMMON SHARES USED IN YOUR CALCULATION OF EARNINGS PER SHARE. ALSO, REVISE YOUR EARNINGS PER SHARE COMPUTATION TO GIVE RETROACTIVE EFFECT TO THE STOCK SPLIT THAT YOU INTEND TO EFFECT IMMEDIATELY PRIOR TO THE OFFERING AS DISCUSSED ON PAGE 26 OF THE REGISTRATION STATEMENT. THE EFFECT OF THIS STOCK SPLIT SHOULD ALSO BE GIVEN RETROACTIVE EFFECT IN YOUR BALANCE SHEET. REFER TO THE REQUIREMENTS OF PARAGRAPH 54 OF SFAS NO. 128 AND SAB TOPIC 4:C.

         Response: The Registrant has disclosed the weighted average number of outstanding common shares in the consolidated statement of operations as requested. Please see page F-4. The Registrant has not yet determined the ratio of shares to be issued in connection with its intended stock split. The Registrant will revise its financial statements to give retroactive effect to the stock split once the ratio has been determined.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

REVENUES AND EXPENSES, PAGE F-8

43. WE NOTE YOUR DISCLOSURE INDICATING THAT COSTS ASSOCIATED WITH VOYAGE CHARTERS ARE RECOGNIZED ON A PRO-RATA BASIS OVER THE DURATION OF THE VOYAGE. ALTHOUGH WE ACKNOWLEDGE THAT YOUR COMPANY HAD NOT COMMENCED OPERATIONS AS OF THE DATE OF YOUR FINANCIAL STATEMENTS, PLEASE TELL US WHY YOU BELIEVE YOUR INTENDED EXPENSE RECOGNITION POLICY IS APPROPRIATE AND IN ACCORDANCE WITH THE GUIDANCE OUTLINED IN EITF 91-9. IF YOU DO NOT BELIEVE THAT THE USE OF YOUR EXPENSE RECOGNITION METHOD, AS OPPOSED TO THE METHODS OUTLINED IN EITF 91-9, WILL HAVE A SIGNIFICANT IMPACT ON YOUR FUTURE RESULTS OF OPERATIONS, PLEASE REVISE BOTH THE "CRITICAL ACCOUNTING POLICIES" SECTION OF YOUR DOCUMENT AND NOTE 2 TO YOUR FINANCIAL STATEMENTS TO SPECIFICALLY STATE THAT SUCH IMPACT IS EXPECTED TO BE IMMATERIAL AND PROVIDE THE REASONS WHY.

         Response: Voyage costs mainly consist of bunkers (fuel) expense, commissions and port and canal charges. These are incremental, direct costs related to each voyage charter and would not be incurred except for the related voyage. Bunker (fuel) costs are expected to comprise the majority of voyage expenses and are incurred fairly constantly over the length of the voyage. With respect to commissions, the Registrant believes its policy is appropriate due to the relationship between commissions incurred and the charter revenue generated. Commissions would not be incurred but for the related charter, are calculated based on a percentage of charter revenues, and, in the event the charter is cancelled, the commissions are refunded in full to the Registrant. While the timing of incurrence of port and canal costs can vary by voyage charter, such costs are expected to represent a relatively small proportion of overall voyage expenses. The Registrant supplementally advises the staff that voyage expenses, except commissions, are only incurred in connection with voyage charters which are generally expected to be of a very short term nature (i.e. less than 30 days). Additionally, as disclosed in the Registration Statement, the five vessels delivered to date are currently employed on time charters under which the charterer, and not the Registrant, is responsible for voyage expenses. Of the ships not yet delivered, the Registrant currently plans to employ, at most, one ship on a voyage charter. Accordingly, based on its preliminary analysis, the Registrant believes that the impact of utilizing the pro-rata method will not be materially different from the guidance outlined in EITF 91-9.

(V&E LOGO)                                                  June 9, 2005 Page 21

ADVANCES FOR VESSEL DEPOSITS, PAGE F-10

44. WE NOTE THAT YOU HAVE CAPITALIZED $115,314 OF EXPENSES AND INCLUDED THEM IN ADVANCES FOR VESSEL DEPOSITS. IT APPEARS, BASED UPON NOTE 5 TO YOUR FINANCIAL STATEMENTS, THAT $43,230 OF THESE CAPITALIZED EXPENSES RELATE TO VESSEL MANAGEMENT FEES THAT YOU HAVE INCURRED PRIOR TO THE DELIVERY OF THE VESSELS. PLEASE REVISE YOUR FINANCIAL STATEMENTS TO ACCOUNT FOR THESE MANAGEMENT FEES AS AN EXPENSE OR TELL US WHY YOU BELIEVE IT IS APPROPRIATE TO CAPITALIZE SUCH COSTS AS A PART OF THE VESSEL ACQUISITION PRICE. ALSO, TELL US THE NATURE OF THE OTHER EXPENSES THAT YOU HAVE CAPITALIZED.

         Response: The $44,230 paid to the management company relates to services for pre-delivery due diligence and services necessary to get the vessels ready for their intended use. These services include ensuring the condition of the vessels is consistent with the purchase agreement, repositioning the vessels and ensuring that the vessels have adequate fuel, spare parts, and stores required for their operation. The remaining $72,084 relates to incremental costs incurred between the signing of the Memorandum of Agreement ("MOA") and the actual delivery of a vessel and include salary costs of a "shadow" crew who remain with the vessel until it is delivered, insurance from the date of signing of the MOA through the delivery date and third-party inspection costs of the vessels including underwater surveys. The Registrant believes that the above costs are appropriately capitalized as they are all incremental direct costs related to the acquisition of a vessel or are costs directly related and necessary to get a vessel ready for its intended use.

RELATED PARTY TRANSACTIONS, PAGE F-10

45. WE NOTE THE DISCUSSION ON PAGE 20 IN YOUR DISCUSSION OF "RISKS RELATING TO OUR COMMON STOCK" THAT CERTAIN PARTIES WILL BENEFICIALLY OWN A SIGNIFICANT AMOUNT OF YOUR COMMON STOCK GIVING THEM A SUBSTANTIAL INFLUENCE OVER YOUR CORPORATE TRANSACTIONS AND OTHER MATTERS. PLEASE REVISE THE NOTES TO YOUR FINANCIAL STATEMENTS TO DISCLOSE THE EXISTENCE OF THIS OWNERSHIP CONCENTRATION THAT PROVIDES CERTAIN PARTIES WITH THE ABILITY TO SIGNIFICANTLY INFLUENCE YOUR OPERATIONS. REFER TO THE REQUIREMENTS OF PARAGRAPH 2 OF SFAS NO. 57.

         Response : The Registration Statement has been revised as requested. Please see page F-10.

(V&E LOGO)                                                  June 9, 2005 Page 22

46. ALSO REVISE YOUR FOOTNOTE TO DISCLOSE HOW QUINTANA MINERALS CORPORATION IS AFFILIATED WITH THE COMPANY AND INDICATE WHETHER ANY COMPENSATION WAS RECEIVED BY THE COMPANY'S CHIEF EXECUTIVE OFFICER IN CONNECTION WITH THE CONSULTING AGREEMENT DISCUSSED IN NOTE 4.

         Response : The Registration Statement has been revised as requested. Please see page F-10.

SUBSEQUENT EVENTS, PAGE F-11

47. WE NOTE THAT SUBSEQUENT TO THE DATE OF YOUR BALANCE SHEET, YOUR COMPANY HAS BORROWED $150 MILLION UNDER A BRIDGE LOAN FACILITY, WHICH WAS USED TO FINANCE THE PURCHASE PRICE OF CERTAIN OF YOUR VESSELS BEING ACQUIRED. AS YOU HAVE NOT YET REPAID THE BRIDGE LOAN FACILITY USING THE PROCEEDS FROM YOUR SUBSEQUENTLY ENTERED TERM LOAN FACILITY, PLEASE REVISE YOUR DISCLOSURES TO STATE BOTH THE INTEREST RATE AND MATURITY DATE OF YOUR BRIDGE LOAN FACILITY.

         Response: The Registrant has repaid in full the $150 million that it borrowed under a bridge loan facility. The Registration Statement has been revised to indicate that this payment has been made. Please see page F-11.

EXHIBITS

48. PLEASE OBTAIN A REVISED CONSENT WHICH REFERS TO THE REPORT OF DELOITTE DATED MAY 3, 2005 RATHER THAN MAY 2, 2005.

         Response : The Registrant has obtained a revised consent which refers to the report of Deloitte dated May 3, 2005, as opposed to May 2, 2005. Please see exhibit 23.3.

49. WE NOTE THE DISCUSSION OF THE OPINION OF SEWARD & KISSELL LLP REGARDING MARSHALL ISLANDS TAX CONSIDERATIONS ON PAGE 86, BUT DO NOT SEE IN THE EXHIBIT LIST AN INDICATION THAT A TAX OPINION WILL BE FILED. PLEASE ADVISE.

         Response: Seward & Kissell LLP will provide a tax opinion regarding Marshall Islands Tax Considerations. The exhibit list in the Registration Statement has been revised to include such opinion.

(V&E LOGO)                                                  June 9, 2005 Page 23

OTHER

50. PLEASE CONSIDER THE FINANCIAL STATEMENT UPDATING REQUIREMENTS OUTLINED IN RULE 3-12 OF REGULATION S-X, UPON FILING YOUR REVISED DOCUMENT.

         Response: We have considered the financial statement updating requirements outlined in Rule 3-12 of Regulation S-X, and believe that pursuant to such rule, the financial statements of the Registrant are current.

51. PLEASE PROVIDE A CURRENTLY DATED CONSENT FROM THE INDEPENDENT PUBLIC ACCOUNTANT IN YOUR AMENDED DOCUMENT.

         Response : The Registrant has provided a currently dated, manually signed consent from the independent public accountant. Please see exhibit 23.3.

52. IN YOUR NEXT AMENDMENT, OMIT ONLY THAT INFORMATION ALLOWED TO BE OMITTED BY RULE 430(A) OF THE SECURITIES ACT OF 1933.

         Response: The Registration Statement has been revised to include all information, except the information allowed to be omitted by Rule 430(A) of the Securities Act of 1933. However, the range of offering prices has not yet been determined and will be added when the range has been determined.

         Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 1 to Allan Reiss at (212) 237-0018 or to James Fox at (212) 237-0131.

                                     Very truly yours,


                                     Vinson & Elkins L.L.P

                                     By:  /s/ Allan D. Reiss
                                          --------------------------------
                                          Allan D. Reiss